

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 7, 2017

Via E-mail
Steven Fu
Chief Financial Officer
Hebron Technology Co., Ltd.
No. 936, Jinhai 2rd Road, Konggang New Area
Longwan District
Wenzhou City, Zhejiang Province
People's Republic of China

> **Re:** **Hebron Technology Co., Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed April 11, 2017**
> **File No. 1-37829**

Dear Mr. Fu:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 3. Key Information, page 4
A. Selected Financial Data, page 4

1. Please provide all of the fiscal years required by Item 3.A. of Form 20-F with consideration of the guidance in the corresponding Instruction 3. In this regard, it would appear the earliest fiscal year provided during your IPO process is 2011. Please also ensure that you appropriately characterize the amounts presented. Specifically, the amounts do not appear to be presented in thousands of U.S. dollars.

Accounts and Contract Receivables, page 64

2. Based on your customer concentration disclosure on page 34, 96% of your contract receivables are due from two major customers, who apparently have contract receivable balances well in excess of their share of annual revenue. Please provide further disclosure

describing how you considered these customers in determining no allowance was required on contract receivables when applying ASC 310-10-35. Provide us with an analysis of the amounts receivable, including the amount owed by each major customer as of December 31, 2016, the amount that has been collected since then, the original payment terms, the reasons for deviation from original payment terms, and the reasons the application of the accounting guidance does not result in impairment.

Consolidated Financial Statements, page F-1

3. Please amend your Form 20-F to include three years of consolidated financial statements for income and comprehensive income, changes in shareholders' equity, and cash flows in accordance with Item 17(a) of Form 20-F, and by reference to Item 8(a) of Form 10-K, and Articles 3-02(a) and 3-04 of Regulation S-X. In this regard, we note that the Form 20-F is your annual report rather than a registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief

Office of Manufacturing and Construction